Filed pursuant to Rule 424(b)(2)
Registration No. 333-271881

PRICING SUPPLEMENT
(to Prospectus Supplement dated
May 12, 2023 and Prospectus dated May 12, 2023)
$550,000

Jefferies Financial Group Inc.
Senior Callable Fixed-to-Floating Rate Notes due August 31, 2036
Based on the Leveraged Difference Between the 30-Year U.S. Dollar SOFR ICE
Swap Rate®and the 2-Year U.S. Dollar SOFR ICE Swap Rate®

We have the right to redeem the Notes, in whole or in part, on each Optional Redemption Date. Subject to our redemption right, as further described below, interest will accrue and be payable quarterly, in arrears, (i) from the Original Issue Date to, but excluding, August 31, 2026 at a rate of 8.00% per annum and (ii) from, and including, August 31, 2026 to, but excluding, the stated maturity date (August 31, 2036), at a variable rate per annum equal to (i) the Leverage Factor times (ii) the difference, if any, between the 30-Year U.S. Dollar SOFR ICE Swap Rate® (“30Y SOFR Swap Rate”) and the 2-Year U.S. Dollar SOFR ICE Swap Rate® (“2Y SOFR Swap Rate”), subject to the Minimum Interest Rate of 0.00% per annum and the Maximum Interest Rate of 10.00% per annum.
SUMMARY OF TERMS
Issuer:	Jefferies Financial Group Inc.
Title of the Notes:	Senior Callable Fixed-to-Floating Rate Notes due August 31, 2036 Based on the Leveraged Difference Between the 30-Year U.S. Dollar SOFR ICE Swap Rate® and the 2-Year U.S. Dollar SOFR ICE Swap Rate®
Aggregate Principal Amount:	$550,000. We may increase the Aggregate Principal Amount prior to the Original Issue Date but are not required to do so.
Issue Price:
At variable prices. The Notes were offered at a price equal to 100% of the Stated Principal Amount per Note until the initial pricing date, which was August 28, 2024. Thereafter, the Notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at market prices prevailing, at prices related to such prevailing prices or at negotiated prices, subject to a maximum price of 100% of the Stated Principal Amount per Note.

Stated Principal Amount:	$1,000 per note
Pricing Date:	August 28, 2024
Original Issue Date:	August 30, 2024 (2 Business Days after the Pricing Date)
Maturity Date:	August 31, 2036 subject to our redemption right.
Interest Accrual Date:	August 30, 2024
Payment at Maturity:	The Payment at Maturity per Note will be the Stated Principal Amount plus accrued and unpaid interest, if any.
SOFR CMS Reference Index:	The 30Y SOFR Swap Rate minus the 2Y SOFR Swap Rate, expressed as a percentage. Please see “The Notes” below. Each of the 30Y SOFR Swap Rate and the 2Y SOFR Swap Rate is a USD SOFR ICE swap rate.
Interest Rate:
From and including the Original Issue Date to, but excluding, August 31, 2026: 8.00% per annum.
From and including August 31, 2026 to, but excluding, August 31, 2036 (the “Floating Interest Rate Period”): a variable rate per annum equal to (i) the Leverage Factor times (ii) the SOFR CMS Reference Index, subject to the Minimum Interest Rate and the Maximum Interest Rate.
For the purposes of determining the level of the SOFR CMS Reference Index applicable to an Interest Payment Period, the level of the SOFR CMS Reference Index will be determined two (2) U.S. Government Securities Business Days prior to the related Interest Reset Date at the start of such Interest Payment Period (each, a “SOFR CMS Reference Determination Date”).
Interest for each Interest Payment Period during the Floating Interest Rate Period is subject to the Minimum Interest Rate of 0.00% per annum and the Maximum Interest Rate of 10.00% per annum. Beginning August 31, 2026 is possible that you could receive little or no interest on the Notes.

Redemption:
We will have the right to redeem the Notes, in whole or in part, on each Optional Redemption Date and pay to you 100% of the stated principal amount per Note plus accrued and unpaid interest to, but excluding, such Optional Redemption Date. If we elect to redeem the Notes, we will give you notice at least 5 Business Days before the date of such redemption.

Optional Redemption Dates:	The last calendar day of each August, beginning on August 31, 2026 and ending on August 31, 2035
Leverage Factor:	15
Floating Interest Rate Period:	From and including August 31, 2026 to, but excluding, the Maturity Date
SOFR CMS Reference Determination Date:	Two (2) U.S. Government Securities Business Days prior to the related Interest Reset Date at the start of the applicable Interest Payment Period
Interest Payment Period:
Quarterly (from and including the last calendar day of each February, May, August and November to, but excluding, the last calendar day of the month occurring three months following such month, beginning August 31, 2024)

Interest Payment Dates:	The last calendar day of each February, May, August and November, beginning November 30, 2024.
Interest Payment Period End Dates:	Unadjusted
Interest Reset Dates:	The last calendar day of each February, May, August and November, beginning August 31, 2026; provided that such Interest Reset Dates shall not be adjusted for non-Business Days.
Minimum Interest Rate:	0.00% per annum during the Floating Interest Rate Period.
Maximum Interest Rate:	10.00% per annum during the Floating Interest Rate Period.
Day-count Convention:	30/360 (ISDA). Please see “The Notes” below.
Specified Currency:	U.S. dollars
CUSIP/ISIN:	47233WGV5 / US47233WGV54
Book-entry or Certificated Note:	Book-entry
Business Day:
New York. If any Interest Payment Date, any Optional Redemption Date or the Maturity Date occurs on a day that is not a Business Day, any payment owed on such date will be postponed as described in “The Notes” below.

Agent:	Jefferies LLC, a wholly-owned subsidiary of Jefferies Financial Group Inc. See “Supplemental Plan of Distribution.”
Calculation Agent:	Jefferies Financial Services, Inc., a wholly owned subsidiary of Jefferies Financial Group Inc.
Trustee:	The Bank of New York Mellon
Estimated value on the Pricing Date:	$916.43 per Note. Please see “The Notes” below.
Use of Proceeds:	General corporate purposes
Listing:	None
Conflict of Interest:
Jefferies LLC, the broker-dealer subsidiary of Jefferies Financial Group Inc., is a member of FINRA and will participate in the distribution of the notes being offered hereby. Accordingly, the offering is subject to the provisions of FINRA Rule 5121 relating to conflicts of interest and will be conducted in accordance with the requirements of Rule 5121. See “Conflict of Interest.”

The Notes will be our senior unsecured obligations and will rank equally with our other senior unsecured indebtedness.
Investing in the Notes involves risks that are described in the “Risk Factors” section beginning on page PS-10 of this pricing supplement.
	PER NOTE	TOTAL
Public Offering Price	At variable prices	At variable prices
Underwriting Discounts and Commissions Proceeds to Jefferies Financial Group Inc. (Before Expenses)	$15 $985	$8,250 $541,750
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus or either prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
We will deliver the Notes in book-entry form only through The Depository Trust Company on or about August 30, 2024 against payment in immediately available funds.
Jefferies
Pricing supplement dated August 28 , 2024.
You should read this document together with the related prospectus and prospectus supplement, each of which can be accessed via the hyperlinks below, before you decide to invest.
Prospectus supplement dated May 12, 2023 and Prospectus dated May 12, 2023

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this pricing supplement or the accompanying prospectus or prospectus supplement is accurate as of any date later than the date on the front of this pricing supplement.

PS-i

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This pricing supplement and the accompanying prospectus and prospectus supplement contain or incorporate by reference “forward-looking statements” within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are not statements of historical fact and represent only our belief as of the date such statements are made. There are a variety of factors, many of which are beyond our control, which affect our operations, performance, business strategy and results and could cause actual reported results and performance to differ materially from the performance and expectations expressed in these forward-looking statements. These factors include, but are not limited to, financial market volatility, actions and initiatives by current and future competitors, general economic conditions, controls and procedures relating to the close of the quarter, the effects of current, pending and future legislation or rulemaking by regulatory or self-regulatory bodies, regulatory actions, and the other risks and uncertainties that are outlined in our Annual Report on Form 10-K for the fiscal year ended November 30, 2023 filed with the U.S. Securities and Exchange Commission, or the SEC, on January 26, 2024 (the “Annual Report on Form 10-K”) and in our Quarterly Reports on Form 10-Q for the quarterly periods ended February 29, 2024 and May 31, 2024 filed with the SEC on April 5, 2024 and July 9, 2024, respectively. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. We do not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date of the forward-looking statements.

PS-ii

THE NOTES

The Notes are senior unsecured obligations of Jefferies Financial Group Inc. The Aggregate Principal Amount of the Notes is $550,000. The Notes will mature on August 31, 2036. From and including the Original Issue Date to, but excluding, August 31, 2026, the Notes will bear interest at the fixed rate of 8.00% per annum. From and including August 31, 2026 to, but excluding, the Maturity Date (the “Floating Interest Rate Period”,) the Notes will bear interest at a per annum floating rate equal to (i) the Leverage Factor times (ii) the SOFR CMS Reference Index, subject to the Minimum Interest Rate of 0.00% per annum and the Maximum Interest Rate of 10.00% per annum. During the Floating Interest Rate Period, the interest rate will be reset quarterly on the Interest Reset Dates set forth in the “Summary of Terms” on the cover page of this pricing supplement. Interest on the Notes will be payable on a quarterly basis on the Interest Payment Dates set forth in the “Summary of Terms” on the cover page of this pricing supplement. We describe the basic features of these Notes in the sections of the accompanying prospectus called “Description of Debt Securities” and the prospectus supplement called “Description of Notes”, subject to and as modified by any provisions described below and in the “Summary of Terms” on the cover page of this pricing supplement. All payments on the Notes are subject to our credit risk.

If any Interest Payment Date, any Optional Redemption Date or the Maturity Date occurs on a day that is not a Business Day, then the payment owed on such date will be postponed until the next succeeding Business Day. No additional interest will accrue on the Notes as a result of such postponement, and no adjustment will be made to the length of the relevant Interest Payment Period.
“30Y SOFR Swap Rate” means the rate for secured overnight financing rate (“SOFR”)-linked interest rate swaps with a maturity of 30 years (Bloomberg ticker: USISSO30 <Index>), expressed as a percentage and as published by ICE Benchmark Administration Limited (including any successor administrator, “ICE” or the “Administrator”) on its website opposite the heading “30 Year” at approximately 11:00 a.m., New York City time, on the applicable SOFR CMS Reference Determination Date or, if such rate is temporarily not published or an Index Cessation Event or Administrator/Benchmark Event occurs, an alternative rate as described below.
“2Y SOFR Swap Rate” means the rate for SOFR-linked interest rate swaps with a maturity of 2 years (Bloomberg ticker: USISSO02 <Index>), expressed as a percentage and as published by ICE Benchmark Administration Limited (including any successor administrator, “ICE” or the “Administrator”) on its website opposite the heading “2 Year” at approximately 11:00 a.m., New York City time, on the applicable SOFR CMS Reference Determination Date or, if such rate is temporarily not published or an Index Cessation Event or Administrator/Benchmark Event occurs, an alternative rate as described below.
“30/360 (ISDA)” means the number of days in the Interest Payment Period in respect of which payment is being made divided by 360, calculated on a formula basis as follows, as described in Section 4.16(f) of the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, without regard to any subsequent amendments or supplements:

[360 × (Y2 – Y1)] + [30 × (M2 – M1)] + (D2 –D1)
360
where:

“Y1” is the year, expressed as a number, in which the first day of the Interest Payment Period falls;
“Y2” is the year, expressed as a number, in which the day immediately following the last day included in the Interest Payment Period falls;
“M1” is the calendar month, expressed as a number, in which the first day of the Interest Payment Period falls;
“M2” is the calendar month, expressed as a number, in which the day immediately following the last day included in the Interest Payment Period falls;
“D1” is the first calendar day, expressed as a number, of the Interest Payment Period, unless such number would be 31, in which case D1 will be 30; and
“D2” is the calendar day, expressed as a number, immediately following the last day included in the Interest Payment Period, unless such number would be 31 and D1 is greater than 29, in which case D2 will be 30.

The “SOFR CMS Reference Determination Date” for each quarterly Interest Reset Date during the Floating Interest Rate Period will be the second U.S. Government Securities Business Day prior to such Interest Reset Date at the beginning of the applicable quarterly Interest Payment Period. A “U.S. Government Securities Business Day” means any day, other than a Saturday, Sunday or a day on which the Securities Industry and

Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Temporary Non-Publication of the 30Y SOFR Swap Rate or the 2Y SOFR Swap Rate
Subject to the provisions below, if the 30Y SOFR Swap Rate or the 2Y SOFR Swap Rate is not published by 11:00 a.m., New York City time, on a scheduled SOFR CMS Reference Determination Date, the Calculation Agent shall determine a commercially reasonable alternative for the 30Y SOFR Swap Rate or the 2Y SOFR Swap Rate, as applicable, taking into account all available information that in good faith it considers relevant including a rate implemented by central counterparties and/or futures exchanges (if any), in each case with trading volumes in derivatives or futures referencing the 30Y SOFR Swap Rate or the 2Y SOFR Swap Rate, as applicable, that the Calculation Agent considers sufficient for that rate to be a representative alternative rate.
Index Cessation Event or Administrator/Benchmark Event
If an Index Cessation Event or an Administrator/Benchmark Event occurs with respect to the 30Y SOFR Swap Rate or the 2Y SOFR Swap Rate, as applicable, then, from and including the Index Cessation Effective Date or the Administrator/Benchmark Event Date, as applicable, the Alternative Post-Nominated Index rate will apply to the notes. However, if by 5:00 p.m., New York City time, on the Cut-off Date, more than one Relevant Nominating Body formally designates, nominates or recommends an Alternative Post-Nominated Index and those designations, nominations or recommendations are not the same, then the Calculation Agent Nominated Replacement Index rate will apply to the Notes.
In the event of a replacement of the 30Y SOFR Swap Rate or the 2Y SOFR Swap Rate, as applicable, by either the Alternative Post-Nominated Index rate or the Calculation Agent Nominated Replacement Index rate, the Calculation Agent shall (i) apply the Adjustment Spread (if applicable) to the Alternative Post- Nominated Index rate or the Calculation Agent Nominated Replacement Index rate, as applicable, and (ii) after taking into account such Adjustment Spread, make any other adjustments to the terms of the Notes that are necessary to account for the effect on the Notes of referencing the Alternative Post-Nominated Index rate or the Calculation Agent Nominated Replacement Index rate, as applicable.
Whenever the Calculation Agent is required to act, make a determination or exercise judgement pursuant to a replacement of the 30Y SOFR Swap Rate or the 2Y SOFR Swap Rate, as applicable, by either the Alternative Post-Nominated Index rate or the Calculation Agent Nominated Replacement Index rate, it shall do so by reference to Relevant Market Data available at, or a reasonable period of time prior to, the time of notification.
Certain defined terms, as used in this section:
“Adjustment Spread” means the adjustment, if any, determined by the Calculation Agent in its sole discretion, which is required in order to reduce or eliminate, to the extent reasonably practicable, any transfer of economic value from (i) us to the holders of the Notes or (ii) the holders of the notes to the Issuers, in each case, that would otherwise arise as a result of the replacement made pursuant to the application of the Calculation Agent Nominated Replacement Index or the Alternative Post Nominated Index. Any such adjustment may take account of, without limitation, any anticipated transfer of economic value as a result of any difference in the term structure or tenor of the Calculation Agent Nominated Replacement Index or the Alternative Post Nominated Index by comparison to the Applicable Benchmark. The Adjustment Spread may be positive, negative or zero or determined pursuant to a formula or methodology.
“Administrator/Benchmark Event” means the delivery of a notice by the Issuer to the holders of the Notes (which can include posting of such notice through DTC) specifying, and citing Publicly Available Information that reasonably confirms, an event or circumstance which has the effect that the Issuer or the Calculation Agent are not, or will not be, permitted under any applicable law or regulation to use the Applicable Benchmark to perform our or its respective obligations under the terms of the Notes.
“Administrator/Benchmark Event Date” means, in respect of an Administrator/Benchmark Event, the date from which the Applicable Benchmark may no longer be used under any applicable law or regulation by the Issuers or the Calculation Agent or, if that date occurs before the Original Issue Date, the Original Issue Date.
“Alternative Post-Nominated Index” means, in respect of an Applicable Benchmark, any index, benchmark or other price source which is formally designated, nominated or recommended by: (i) any Relevant Governmental Body; or (ii) the Administrator or sponsor of the Applicable Benchmark, provided that such index, benchmark or other price source is substantially the same as the Applicable Benchmark, in each case, to replace the Applicable Benchmark. If a replacement is designated, nominated or recommended under both clauses (i) and (ii) above, then the replacement under clause (i) above shall be the “Alternative Post-nominated Index.”
“Applicable Benchmark” means the 30Y SOFR Swap Rate and the 2Y SOFR Swap Rate, as applicable.
“Calculation Agent Nominated Replacement Index” means, in respect of an Applicable Benchmark, the index, benchmark or other price source that the Calculation Agent determines to be a commercially reasonable alternative for the Applicable Benchmark.
“Cut-off Date” means fifteen Business Days following the Administrator/Benchmark Event Date. However, if more than one Relevant Nominating Body formally designates, nominates or recommends an Alternative Post-

Nominated Index or a spread or methodology for calculating a spread and one or more of those Relevant Nominating Bodies does so on or after the day that is three Business Days before that date, then the Cut-off Date will instead be the second Business Day following the date that, but for this sentence, would have been the Cut-off Date.
“Index Cessation Effective Date” means, with respect to one or more Index Cessation Events, the first date on which the Applicable Benchmark would ordinarily have been published or provided and is no longer published or provided.
“Index Cessation Event” means, with respect to an Applicable Benchmark, (a) a public statement or publication of information by or on behalf of the Administrator of the Applicable Benchmark announcing that it has ceased or will cease to provide the Applicable Benchmark permanently or indefinitely, provided that, at the time of the statement or publication, there is no successor administrator or provider, as applicable, that will continue to provide the Applicable Benchmark; or (b) a public statement or publication of information by the regulatory supervisor for the Administrator of the Applicable Benchmark, the central bank for the currency of the Applicable Benchmark, an insolvency official with jurisdiction over the Administrator for the Applicable Benchmark, a resolution authority with jurisdiction over the Administrator for the Applicable Benchmark or a court or an entity with similar insolvency or resolution authority over the Administrator for the Applicable Benchmark, which states that the Administrator of the Applicable Benchmark has ceased or will cease to provide the Applicable Benchmark permanently or indefinitely, provided that, at the time of the statement or publication, there is no successor administrator or provider that will continue to provide the Applicable Benchmark.
“Publicly Available Information” means, in respect of an Administrator/Benchmark Event, one or both of the following: (a) information received from or published by (i) the Administrator or sponsor of the Applicable Benchmark or (ii) any national, regional or other supervisory or regulatory authority which is responsible for supervising the Administrator or sponsor of the Applicable Benchmark or regulating the Applicable Benchmark. However, where any information of the type described in (i) or (ii) is not publicly available, it shall only constitute Publicly Available Information if it can be made public without violating any law, regulation, agreement, understanding or other restriction regarding the confidentiality of that information; or (b) information published in a Specified Public Source (regardless of whether the reader or user thereof pays a fee to obtain that information).
“Relevant Governmental Body” means the Board of Governors of the Federal Reserve System and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System and/or the Federal Reserve Bank of New York or any successor thereto.
“Relevant Market Data” means, in relation to a determination, any relevant information that: (i) has been supplied by one or more third parties (which may include central counterparties, exchanges, dealers in the relevant market, information vendors, brokers or other recognized sources of market information) but not any third party that is an affiliate of the Calculation Agent or (ii) to the extent that the information is not readily available from such third parties or would not produce a commercially reasonable result, has been obtained from internal sources (which may include an affiliate of the Calculation Agent, provided that the information is of the same type as that used by the Calculation Agent in a comparable manner in the ordinary course of its business).
“Relevant Nominating Body” means (i) the Board of Governors of the Federal Reserve System or any central bank or other supervisor which is responsible for supervising either the USD SOFR ICE Swap Rate or the Administrator; or (ii) any working group or committee officially endorsed or convened by: (a) the Board of Governors of the Federal Reserve System; (b) any central bank or other supervisor which is responsible for supervising either the USD SOFR ICE Swap Rate or the Administrator; (c) a group of those central banks or other supervisors; or (d) the Financial Stability Board or any part thereof.

“Specified Public Source” means each of Bloomberg, Refinitiv, Dow Jones Newswires, The Wall Street Journal, The New York Times, the Financial Times and, in each case, any successor publications, the main source(s) of business news in the country in which the Administrator or the sponsor of the Applicable Benchmark is incorporated or organized and any other internationally recognized published or electronically displayed news sources.

The Stated Principal Amount of each Note is $1,000. The Issue Price will equal 100% of the Stated Principal Amount per Note until the initial pricing date and, thereafter, will be variable, subject to a maximum price of 100% of the Stated Principal Amount per Note. This price includes costs associated with issuing, selling, structuring and hedging the Notes, which are borne by you, and, consequently, the estimated value of the Notes on the Pricing Date is less than the Issue Price. We estimate that the value of each Note on the Pricing Date is $916.43 per Note.

Valuation of the Notes
Jefferies LLC calculated the estimated value of the Notes set forth on the cover page of this pricing supplement based on its proprietary pricing models at that time. Jefferies LLC’s proprietary pricing models generated an estimated value for the Notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the Notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the Notes (the “derivative component”). In calculating the estimated value of the derivative component, Jefferies LLC estimated future cash flows based on a proprietary derivative-pricing model that is in turn based on various inputs, including the factors described under “Risk Factors—The estimated value of the Notes was determined for us by our affiliate using proprietary pricing models” below. These inputs may be market-observable or may be based on assumptions made by Jefferies LLC in its discretionary judgment. Estimated cash flows on the bond and derivative components were discounted using a discount rate based on our internal funding rate.

The estimated value of the Notes is a function of the terms of the Notes and the inputs to Jefferies LLC’s proprietary pricing models. The range for the estimated value of the Notes set forth on the cover page of this preliminary pricing supplement reflects uncertainty on the date of this preliminary pricing supplement about the inputs to Jefferies LLC’s proprietary pricing models on the Pricing Date.

Since the estimated value of the Notes is a function of the underlying assumptions and construction of Jefferies LLC’s proprietary derivative- pricing model, modification to this model will impact the estimated value calculation. Jefferies LLC’s proprietary models are subject to ongoing review and modification, and Jefferies LLC may change them at any time and for a variety of reasons. In the event of a model change, prior descriptions of the model and computations based on the older model will be superseded, and calculations of estimated value under the new model may differ significantly from those under the older model. Further, model changes may cause a larger impact on the estimated value of a note with a particular return formula than on a similar note with a different return formula. For example, to the extent a return formula contains leverage, model changes may cause a larger impact on the estimated value of that note than on a similar note without such leverage.

For an initial period following the issuance of the Notes (the “Temporary Adjustment Period”), the value that will be indicated for the Notes on any brokerage account statements prepared by Jefferies LLC or its affiliates (which value Jefferies LLC may also publish through one or more financial information vendors) will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents amounts which may include, but are not limited to, profits, fees, underwriting discounts and commissions and hedging and other costs expected to be paid or realized by Jefferies LLC or its affiliates, or other unaffiliated brokers or dealers, over the term of the Notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the Temporary Adjustment Period.

The relationship between the estimated value on the Pricing Date and the secondary market price of the Notes
The price at which Jefferies LLC purchases the Notes in the secondary market, absent changes in market conditions, including those related to interest rates and the SOFR CMS Reference Index, may vary from, and be lower than, the estimated value on the Pricing Date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that Jefferies LLC would charge in a secondary market transaction of this type, the costs of unwinding the related hedging transactions and other factors.
Jefferies LLC may, but is not obligated to, make a market in the Notes and, if it once chooses to make a market, may cease doing so at any time.

HOW THE NOTES WORK

How to calculate the interest payments during the Floating Interest Rate Period.
The table below presents examples of hypothetical interest that would accrue on the Notes in the Floating Interest Rate Period. The examples below are for purposes of illustration only. The examples of the hypothetical floating interest rate that would accrue on the Notes are based on both the level of the SOFR CMS Reference Index on the applicable SOFR CMS Reference Determination Date.

The actual interest payment amounts during the Floating Interest Rate Period will depend on the actual level of the SOFR CMS Reference Index on each SOFR CMS Reference Determination Date. The applicable Interest Rate for each quarterly Interest Payment Period will be determined on a per-annum basis but will apply only to that Interest Payment Period. The table assumes that the Interest Payment Period contains 90 calendar days. The examples below are for purposes of illustration only and would provide different results if different assumptions were made.
CMS Reference Index	Leverage Factor times (CMS Reference Index)*	Hypothetical Quarterly Interest Payment
-0.500%	0.00%	$0.00
-0.400%	0.00%	$0.00
-0.300%	0.00%	$0.00
-0.200%	0.00%	$0.00
-0.100%	0.00%	$0.00
0.000%	0.00%	$0.00
0.100%	1.50%	$3.75
0.200%	3.00%	$7.50
0.300%	4.50%	$11.25
0.400%	6.00%	$15.00
0.500%	7.50%	$18.75
0.600%	9.00%	$22.50
0.700%	10.00%	$25.00
0.800%	10.00%	$25.00
0.900%	10.00%	$25.00
1.000%	10.00%	$25.00

*Subject to the minimum interest rate of 0% and maximum rate of 10%

HISTORICAL 30Y SOFR SWAP RATE AND 2Y SOFR SWAP RATE

All information regarding the 30Y SOFR Swap Rate and the 2Y SOFR Swap Rate set forth in this document has been derived from publicly available information. Neither we nor any of our affiliates have independently verified the accuracy or the completeness of all information regarding the 30Y SOFR Swap Rate and the 2Y SOFR Swap Rate that we have derived from publicly available sources. Neither we nor any of our affiliates are under any obligation to update, modify or amend all information regarding the 30Y SOFR Swap Rate and the 2Y SOFR Swap Rate or the historical performance of the 30Y SOFR Swap Rate and the 2Y SOFR Swap Rate.

The 30Y SOFR Swap Rate for any U.S. Government Securities Business Day is the 30 Year SOFR-linked interest rate swap (Bloomberg ticker: USISSO30 <Index>) , as published on the ICE website opposite the heading “30 Year” at approximately 11:00 a.m., New York City time, on the applicable U.S. Government Securities Business Day. The 30Y SOFR Swap Rate measures the fixed rate of interest payable on a hypothetical fixed-for-floating SOFR interest rate swap transaction with a maturity of 30 years. In such a hypothetical swap transaction, the fixed rate of interest, payable annually on the basis of the actual number of days over 360 days in the relevant year, is exchangeable for a floating payment stream of SOFR compounded in arrears for twelve months using standard market conventions.

The 2Y SOFR Swap Rate for any U.S. Government Securities Business Day is the 2 Year SOFR-linked interest rate swap (Bloomberg ticker: USISSO02 <Index>) , as published on the ICE website opposite the heading “2 Year” at approximately 11:00 a.m., New York City time, on the applicable U.S. Government Securities Business Day. The 2Y SOFR Swap Rate measures the fixed rate of interest payable on a hypothetical fixed-for-floating SOFR interest rate swap transaction with a maturity of 2 years. In such a hypothetical swap transaction, the fixed rate of interest, payable annually on the basis of the actual number of days over 360 days in the relevant year, is exchangeable for a floating payment stream of SOFR compounded in arrears for twelve months using standard market conventions.

The level of the 30Y SOFR Swap Rate and the 2Y SOFR Swap Rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the level of the 30Y SOFR Swap Rate or the 2Y SOFR Swap Rate during any period shown below is not an indication that the 30Y SOFR Swap Rate or the 2Y SOFR Swap Rate is more or less likely to increase or decrease at any time during the life of your Notes. The 30Y SOFR Swap Rate and the 2Y SOFR Swap Rate are new benchmarks that were launched by ICE Benchmark Administration Limited (“IBA”) on November 8, 2021. The future performance of the 30Y SOFR Swap Rate and the 2Y SOFR Swap Rate and, by extension, the amount payable on and market value for the Notes, cannot be predicted based on the limited historical information available or otherwise.

You should not take the historical level of the 30Y SOFR Swap Rate or the 2Y SOFR Swap Rate as an indication of the future level of 30Y SOFR Swap Rate or the 2Y SOFR Swap Rate. We cannot give you any assurance that the future level of the 30Y SOFR Swap Rate or the 2Y SOFR Swap Rate will result in your receiving a return on your Notes that is greater than the return you would have realized if you invested in a debt security of comparable maturity that bears interest at a prevailing market rate.

In light of current market conditions, the trend reflected in the historical level of the 30Y SOFR Swap Rate and the 2Y SOFR Swap Rate may be less likely to be indicative of the level of the 30Y SOFR Swap Rate and the 2Y SOFR Swap Rate during the Floating Interest Rate Period.

Neither we nor any of our affiliates make any representation to you as to the performance of the 30Y SOFR Swap Rate or the 2Y SOFR Swap Rate during the Floating Interest Rate Period. The actual level of the 30Y SOFR Swap Rate and the 2Y SOFR Swap Rate during the Floating Interest Rate Period may bear little relation to the historical levels of the 30Y SOFR Swap Rate and the 2Y SOFR Swap Rate shown below.

The graph below shows the historical difference between the 30Y SOFR Swap Rate and the 2Y SOFR Swap Rate  from November 18, 2021 (the first day on which the U.S. Dollar SOFR ICE Swap Rate® was published by Bloomberg) through August 9, 2024. We obtained the information in the graph below from Bloomberg, without independent verification. The rates displayed in the graph below are for illustrative purposes only.

Historical SOFR CMS Spread (%)
1.50%
1.00%
0.50%
0.00%
-0.50%
-1.00%
-1.50%
-2.00%
-2.50%
Nov-21
Jan-22
Mar-22
May-22
Jul-22
Sep-22
Nov-22
Jan-23
Mar-23
May-23
Jul-23
Sep-23
Nov-23
Jan-24
Mar-24
May-24
Jul-24

RISK FACTORS

In addition to the other information contained and incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplement, including the section entitled “Risk Factors” in our Annual Report, you should consider carefully the following factors before deciding to purchase the Notes.

Structure-related Risks

We may redeem the Notes, in which case you will receive no further interest payments.
We retain the option to redeem the Notes, in whole or in part, on each Optional Redemption Date on at least 5 Business Days’ prior notice. It is more likely that we will redeem the Notes in whole prior to their stated maturity date to the extent that the interest payable on the Notes is greater than the interest that would be payable on our other instruments of a comparable maturity, terms and credit rating trading in the market. If the Notes are redeemed, in whole or in part, prior to their stated maturity date, you will receive no further interest payments from the Notes redeemed and may have to re-invest the proceeds in a lower rate environment.

The amount of interest payable on the Notes is uncertain and could be zero.
During the Floating Interest Rate period, the amount of interest payable on the Notes in any Interest Payment Period will be dependent on whether and the extent to which the 30Y SOFR Swap Rate is greater than the 2Y SOFR Swap Rate on the related SOFR CMS Reference Determination Date. If the 30Y SOFR Swap Rate is not greater than the 2Y SOFR Swap Rate on any SOFR CMS Reference Determination Date, the rate of interest payable for the related Interest Payment Period will be 0.00%. As a result, the effective yield on the Notes may be less than what would be payable on conventional, fixed-rate redeemable notes of the issuer of comparable maturity. The interest payments on the Notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

The amount of interest payable on the Notes in any quarter is capped.
The Interest Rate on the Notes for each quarterly Interest Payment Period during the Floating Interest Rate Period is capped for that quarter at the Maximum Interest Rate of 10.00% per annum, and, due to the Leverage Factor, you will not get the benefit of any increase in the SOFR CMS Reference Index level above a level of approximately 0.667% on any SOFR CMS Reference Determination Date. Therefore, the maximum quarterly interest payment you can receive during the Floating Interest Rate Period will be $25.00 for each $1,000 stated principal amount of notes. Accordingly, you could receive less than 10.00% per annum interest for any given full year during the Floating Interest Rate Period even when the SOFR CMS Reference Index level is much greater than 0.667% on the SOFR CMS Reference Determination Date for one quarterly Interest Payment Period during that year if the SOFR CMS Reference Index level on the SOFR CMS Reference Determination Date with respect to any other quarter is below 0.667%.

Valuation- and Market-related Risks

The estimated value of the Notes on the Pricing Date, based on Jefferies LLC proprietary pricing models at that time and our internal funding rate, will be less than the Issue Price.
The difference is attributable to certain costs associated with selling, structuring and hedging the Notes that are included in the Issue Price. These costs include (i) the selling concessions paid in connection with the offering of the Notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the Notes and (iii) the expected profit (which may be more or less than actual profit) to Jefferies LLC or other of our affiliates in connection with hedging our obligations under the Notes. These costs adversely affect the economic terms of the Notes because, if they were lower, the economic terms of the Notes would be more favorable to you. The economic terms of the Notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the Notes. See “The estimated value of the Notes would be lower if it were calculated based on our secondary market rate” below.

The estimated value of the Notes was determined for us by our affiliate using proprietary pricing models.
Jefferies LLC derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models at that time. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the SOFR CMS Reference Index and interest rates. Jefferies LLC’s views on these inputs and assumptions may differ from your or others’ views, and as an agent in this offering, Jefferies LLC’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the Notes. Moreover, the estimated value of the Notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the Notes for other purposes, including for accounting purposes. You should not invest in the Notes because of the estimated value of the Notes. Instead, you should be willing to hold the Notes to maturity irrespective of the initial estimated value.

Since the estimated value of the Notes is a function of the underlying assumptions and construction of Jefferies LLC’s proprietary derivative- pricing model, modifications to this model will impact the estimated value calculation. Jefferies LLC’s proprietary models are subject to ongoing review and modification, and Jefferies LLC may change them at any time and for a variety of reasons. In the event of a model change, prior descriptions of the model and computations based on the older model will be superseded, and calculations of estimated value under the new model may differ significantly from those under the older model. Further, model changes may cause a larger impact on the estimated value of a note with a particular return formula than on a similar note with a different return formula. For example, to the extent a return formula contains leverage, model changes may cause a larger impact on the estimated value of that note than on a similar note without such leverage.

The estimated value of the Notes would be lower if it were calculated based on our secondary market rate.
The estimated value of the Notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the Notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that Jefferies LLC will use in determining the value of the Notes for purposes of any purchases of the Notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the Notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not the same as the interest that is payable on the Notes.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, Jefferies LLC determines our secondary market rate based on the market price of traded instruments referencing our debt obligations, but subject to adjustments that Jefferies LLC makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our creditworthiness as adjusted for discretionary factors such as Jefferies LLC’s preferences with respect to purchasing the Notes prior to maturity.

The estimated value of the Notes is not an indication of the price, if any, at which Jefferies LLC or any other person may be willing to buy the Notes from you in the secondary market.
Any such secondary market price will fluctuate over the term of the Notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the Notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the Notes than if our internal funding rate were used. In addition, any secondary market price for the Notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the Notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the Notes will be less than the Issue Price.

The price at which the Notes may be resold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased.

Some of these factors include, but are not limited to: (i) changes in the level of the 30Y SOFR Swap Rate and the 2Y SOFR Swap Rate, (ii) volatility of the 30Y SOFR Swap Rate and the 2Y SOFR Swap Rate, (iii) changes in interest and yield rates, (iv) any actual or anticipated changes in our credit ratings or credit spreads and (v) time remaining to maturity. Generally, the longer the time remaining to maturity and the more tailored the exposure, the more the market price of the Notes will be affected by the other factors described in the preceding sentence. In addition, as indicated above, the proprietary derivative-pricing model we employ to value the Notes may change, which could have a significant impact on valuation of the Notes. Each of these factors can lead to significant adverse changes in the market price of securities like the Notes.

We may sell an additional aggregate face amount of the Notes at a different issue price.
At our sole option, we may decide to sell additional aggregate face amounts of the Notes subsequently to the date of this pricing supplement. The issue price of the Notes in the subsequent sale may differ substantially (higher or lower) from the Issue Price you paid. There is no stated limit on of the additional face amounts of the Notes we may sell.

Conflict-related Risks

Our trading and hedging activities may create conflicts of interest with you.

We or one or more of our subsidiaries, including Jefferies LLC, may engage in trading activities related to the Notes that are not for your account or on your behalf. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest as a holder of the Notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions for our customers, and in accounts under our management.

SOFR CMS Reference Index-related Risks

The USD SOFR ICE swap rate is a new market rate and has a very limited history.

The USD SOFR ICE Swap Rate began publication on November 8, 2021. Consequently, there is very little trading history with respect to this rate. We cannot predict whether the USD SOFR ICE Swap Rate will gain market acceptance, or whether an active secondary market will develop with respect to this rate. Due to the short history of the USD SOFR ICE Swap Rate, any historical information presented herein will be brief and, as always, not indicative of future performance.

The occurrence of a temporary non-publication of the USD SOFR ICE Swap Rate, an Index Cessation Event or an Administrator/Benchmark Event could adversely affect the return (if any) on the Notes.

A temporary non-publication of the USD SOFR ICE Swap Rate, an Index Cessation Event or an Administrator/Benchmark Event (each as defined in above) could occur during the term of the Notes. Any resulting alternative replacement and Calculation Agent adjustments and determinations could adversely affect the value of and the return on your notes.

If there is a temporary non-publication of the USD SOFR ICE Swap Rate, then the Calculation Agent shall determine a commercially reasonable alternative for the USD SOFR ICE Swap Rate, taking into account all available information that in good faith it considers relevant including a rate implemented by central counterparties and/or futures exchanges (if any), in each case with trading volumes in derivatives or futures referencing the USD SOFR ICE Swap Rate that the Calculation Agent considers sufficient for that rate to be a representative alternative rate.

If an Index Cessation Event or an Administrator/Benchmark Event occur, then the USD SOFR ICE Swap Rate would be replaced by either the Alternative Post-Nominated Index Rate or the Calculation Agent Nominated Replacement Index rate, as discussed above.

We cannot predict the result of the USD SOFR ICE Swap Rate (or any alternative) being determined by the Calculation Agent or being replaced with either the Alternative Post-Nominated Index Rate or the Calculation Agent Nominated Replacement Index rate. In any of these cases, the value of, and payments (if any) on, the Notes may be adversely affected.

SOFR, which is an element of the USD SOFR Ice Swap Rate, is a relatively new market index and as the related market continues to develop, there may be an adverse effect on the return on or value of the Notes; SOFR may be modified or discontinued.

The Federal Reserve Bank of New York (the “NY Federal Reserve”) notes on its publication page for SOFR that use of SOFR is subject to important limitations, indemnification obligations and disclaimers, including that the NY Federal Reserve may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice. There can be no guarantee that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the Notes. If the manner in which SOFR is calculated is changed or if SOFR is discontinued, that change or discontinuance may result in a reduction of the amount of interest payable on the Notes and a reduction in the value of the Notes.

The historical levels of the 30Y SOFR Swap Rate and the 2Y SOFR Swap Rate are not an indication of the future levels of the 30Y SOFR Swap Rate and the 2Y SOFR Swap Rate.

In the past, the level of the 30Y SOFR Swap Rate and the 2Y SOFR Swap Rate have experienced significant fluctuations. You should note that historical levels, fluctuations and trends of the 30Y SOFR Swap Rate and the 2Y SOFR Swap Rate are not necessarily indicative of future levels. Changes in the levels of the 30Y SOFR Swap Rate and the 2Y SOFR Swap Rate will affect the trading price of the Notes, but it is impossible to predict whether such levels will rise or fall. There can be no assurance that the SOFR CMS Reference Index level will be positive on any SOFR CMS Reference Determination Date during the Floating Interest Rate Period. Furthermore, the historical performance of the SOFR CMS Reference Index does not reflect the return the Notes would have had because they do not take into account each other’s performance, the Leverage Factor or the Maximum Interest Rate.

You must rely on your own evaluation of the merits of an investment linked to the 30Y SOFR Swap Rate and the 2Y SOFR Swap Rate.
In the ordinary course of their businesses, we or our subsidiaries may have expressed views on expected movements in the 30Y SOFR Swap Rate and the 2Y SOFR Swap Rate and related interest rates, and may do so in the future. These views or reports may be communicated to our clients and clients of our subsidiaries. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to the 30Y SOFR Swap Rate and the 2Y SOFR Swap Rate may at any time have views that are significantly different from ours or those of our subsidiaries. For these reasons, you should consult information about the 30Y SOFR Swap Rate and the 2Y SOFR Swap Rate and related interest rates from multiple sources, and you should not rely on the views expressed by us or our subsidiaries.

Neither the offering of the Notes nor any views which we or our subsidiaries from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the Notes.

The 30Y SOFR Swap Rate and the 2Y SOFR Swap Rate and the manner in which they are calculated may change in the future.
There can be no assurance that the method by which the 30Y SOFR Swap Rate and the 2Y SOFR Swap Rate are calculated will continue in its current form. Any changes in the method of calculation could reduce the 30Y SOFR Swap Rate and the 2Y SOFR Swap Rate and thus have a negative impact on the payments on the Notes and on the value of the Notes in the secondary market.

Tax-related Risks

The Notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes.
The Notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under this treatment, if you are a U.S. individual or taxable entity, you generally should be required to pay taxes on ordinary income from the Notes over their term based on the comparable yield for the Notes, subject to any positive and negative adjustments based on the actual interest payments on the Notes. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale, exchange, redemption or maturity of the Notes will be taxed as ordinary interest income. If you are a secondary purchaser of the Notes, the tax consequences to you may be different.
Please see “Material United States Federal Income Tax Consequences” below for a more detailed discussion. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your Notes in your particular circumstances.

HEDGING

In order to meet our payment obligations on the Notes, at the time we issue the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with one or more of our subsidiaries. The terms of these hedging arrangements are determined based upon terms provided by our subsidiaries, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the 30Y SOFR Swap Rate and the 2Y SOFR Swap Rate, the tenor of the Notes and the hedging arrangements. The economic terms of the Notes depend in part on the terms of these hedging arrangements.
The hedging arrangements may include hedging related charges, reflecting the costs associated with, and our subsidiaries’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than this amount.
For further information, see “Risk Factors” beginning on page PS-7 of this pricing supplement.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying product supplement.

The following section is the opinion of Sidley Austin LLP, our counsel.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:
◾	a dealer in securities or currencies;
◾	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
◾	a bank;
◾	a life insurance company;
◾	a tax exempt organization;
◾	a partnership;
◾	a regulated investment company;
◾	an accrual method taxpayer subject to special tax accounting rules as a result of its use of financial statements;
◾	a common trust fund;
◾	a person that owns a Note as a hedge or that is hedged against interest rate risks;
◾	a person that owns a Note as part of a straddle or conversion transaction for tax purposes; or
◾	a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences of your investments in the Notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

U.S. Holders

This section applies to you only if you are a U.S. Holder that holds your Notes as a capital asset for tax purposes. You are a “U.S. Holder” if you are a beneficial owner of each of your Notes and you are:
◾	a citizen or resident of the United States;
◾	a domestic corporation;
◾	an estate whose income is subject to U.S. federal income tax regardless of its source; or
◾
a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— Non-United States Holders” below.

Your Notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your Notes and applying rules similar to those for accruing original issue discount on a hypothetical non‐contingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a non‐contingent fixed rate debt instrument with terms and conditions similar to your Notes (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. Under these rules, you will only accrue interest based on the comparable yield. You will not have to separately include the amount of interest that you receive, except to the extent of any positive or negative adjustments discussed below.

It is not entirely clear how, under the rules governing contingent payment debt instruments, the maturity date for debt instruments (such as your notes) that provide for the possibility of early redemption should be determined for purposes of computing the comparable yield and projected payment schedule. It would be reasonable, however, to compute the comparable yield and projected payment schedule for your Notes (and we intend to make the computation in such a manner) based on the assumption that your notes will remain outstanding until the stated maturity date.

We have determined that the comparable yield for the Notes is equal to 5.52693% per annum, compounded quarterly with a projected payment schedule consisting of estimates of the quarterly interest payments (as set forth in the table below) and a payment at maturity of (excluding the final quarterly interest payment) $1,000 based on an investment of $1,000. Based on this comparable yield, if you are an initial holder that holds a Note until maturity and you pay your taxes on a calendar year basis, we have determined that you would be required to report the following amounts as ordinary income, not taking into account any positive or negative adjustments you may be required to take into account based on the actual payments on the Notes, from the Note each year:

		TOTAL INTEREST DEEMED
		TO HAVE ACCRUED FROM
ACCRUAL PERIOD	INTEREST DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER $1,000 NOTE)	ORIGINAL ISSUE DATE (PER $1,000 NOTE) AS OF END OF ACCRUAL PERIOD
August 30, 2024 through December 31, 2024	$18.40	$18.40
January 1, 2025 through December 31, 2025	$54.37	$72.77
January 1, 2026 through December 31, 2026	$52.96	$125.73
January 1, 2027 through December 31, 2027	$52.51	$178.24
January 1, 2028 through December 31, 2028	$52.56	$230.80
January 1, 2029 through December 31, 2029	$52.66	$283.46
January 1, 2030 through December 31, 2030	$52.87	$336.33
January 1, 2031 through December 31, 2031	$53.10	$389.43
January 1, 2032 through December 31, 2032	$53.37	$442.80
January 1, 2033 through December 31, 2033	$53.75	$496.55
January 1, 2034 through December 31, 2034	$54.17	$550.72
January 1, 2035 through December 31, 2035	$54.65	$605.37
January 1, 2036 through August 31, 2036	$36.75	$642.12

In addition, we have determined the projected payments for your Notes are as follows:

TAXABLE YEAR	February	May	August	November
2024	N/A	N/A	N/A	$20.00
2025	$19.56	$20.44	$20.00	$20.00
2026	$19.56	$20.44	$20.00	$12.86
2027	$12.74	$13.29	$13.03	$12.94
2028	$12.81	$13.00	$12.91	$12.69
2029	$12.33	$12.70	$12.37	$12.26
2030	$11.98	$12.39	$12.10	$12.10
2031	$11.95	$12.48	$12.27	$12.13
2032	$11.95	$12.00	$11.75	$11.66
2033	$11.41	$11.82	$11.59	$11.52
2034	$11.33	$11.78	$11.55	$11.44
2035	$11.18	$11.58	$11.34	$11.24
2036	$11.13	$11.30	$1,011.20	N/A

The comparable yield, projected payment schedule and interest accrual table will be provided shortly prior to the Original Issue Date.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your Notes, and we make no representation regarding the amount of contingent payments with respect to your Notes.

If, during any taxable year, the actual payments with respect to the Notes exceed the projected payments for that taxable year, you will incur a “net positive adjustment” under the contingent payment debt instrument regulations equal to the amount of such excess. You will treat a net positive adjustment as additional interest income in that taxable year.
If, during any taxable year, the actual payments with respect to the Notes are less than the amount of projected payments for that taxable year, you will incur a “net negative adjustment” under the contingent payment debt instrument regulations equal to the amount of such deficit. This net negative adjustment will (a) reduce your interest income on the Notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of your interest income on the Notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. Any net negative adjustment in excess of the amounts described in (a) and
(b) will be carried forward as a negative adjustment to offset future interest income with respect to the Notes or to reduce the amount realized on a sale, exchange, redemption or the maturity of the Notes. A net negative adjustment is not subject to the two percent floor limitation on miscellaneous itemized deductions.
You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your Notes, unless you timely disclose and justify on your U.S. federal income tax return the use of a different comparable yield and projected payment schedule.
Furthermore, it is possible that any Form 1099-OID you receive in respect of the Notes may not take net negative or positive adjustments into account and therefore may overstate or understate your interest inclusions. You should consult your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

If you purchase your Notes at a price other than their adjusted issue price as determined for tax purposes, you must determine the extent to which the difference between the price you paid for your Notes and their adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and reasonably allocate the difference accordingly. If the adjusted issue price of your Notes is greater than the price you paid for your Notes, you must make positive adjustments increasing (i) the amount of interest that you would otherwise accrue and include in income each year, and (ii) the amount of ordinary income (or decreasing the amount of ordinary loss) recognized upon the sale, exchange, redemption or maturity, by the amounts allocated to each of interest and projected payment schedule; if the adjusted issue price of your Notes is less than the price you paid for your Notes, you must make negative adjustments, decreasing (i) the amount of interest that you must include in income each year, and (ii) the amount of ordinary income (or increasing the amount of ordinary loss) recognized upon the sale, exchange, redemption or maturity by the amounts allocated to each of interest and projected payment schedule. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.
The adjusted issue price of your Notes will equal your Notes’ original issue price plus any interest deemed to be accrued on your Notes (under the rules governing contingent payment debt instruments) as of the time you purchase your Notes, decreased by the projected amount of any contingent payments previously made with respect to the Notes. The original issue price of your Notes is equal to the first price at which a substantial amount of the Notes is sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers.
Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of Notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.
You will recognize gain or loss upon the sale, exchange, redemption or maturity of your Notes in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in your Notes. In general, your adjusted basis in your Notes will equal the amount you paid for your Notes, increased by the amount of interest you previously accrued with respect to your Notes (in accordance with the comparable yield for your Notes), decreased by the projected amount of any contingent payments previously made to you with respect to your Notes and increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase your Notes at a price other than the adjusted issue price determined for tax purposes.
Any gain you recognize upon the sale, exchange, redemption or maturity of your Notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your Notes, and, thereafter, capital loss. If you are a non-corporate holder, you would generally be able to use an ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

Non-United States Holders

If you are a non-United States holder, please see the discussion under “United States Federal Taxation — Non-U.S. Holders” in the accompanying prospectus supplement for a description of the tax consequences relevant to you. You are a non-United States holder if you are the beneficial owner of the notes and are, for U.S. federal income tax purposes:

●	a nonresident alien individual;
●	a foreign corporation; or
●	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.

Foreign Account Tax Compliance Act (FATCA) Withholding

Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Federal Taxation – FATCA Legislation” in the accompanying prospectus supplement) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to the FATCA withholding rules.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Jefferies LLC, the broker-dealer subsidiary of Jefferies Financial Group Inc., will act as our Agent in connection with the offering of the Notes. Subject to the terms and conditions contained in a distribution agreement between us and Jefferies LLC, the Agent has agreed to use its reasonable efforts to solicit purchases of the Notes. We have the right to accept offers to purchase Notes and may reject any proposed purchase of the Notes. The Agent may also reject any offer to purchase Notes. We or Jefferies LLC will pay various discounts and commissions to dealers of $15.00 per Note depending on market conditions.

We may also sell Notes to the Agent who will purchase the Notes as principal for its own account. In that case, the Agent will purchase the Notes at a price equal to the issue price specified on the cover page of this pricing supplement, less a discount. The discount will equal the applicable commission on an agency sale of the Notes.

The Agent may resell any Notes it purchases as principal to other brokers or dealers at a discount, which may include all or part of the discount the Agent received from us. If all the Notes are not sold at the initial offering price, the Agent may change the offering price and the other selling terms.

The Agent will sell any unsold allotment pursuant to this pricing supplement from time to time in one or more transactions in the over-the- counter market, through negotiated transactions or otherwise at market prices prevailing at the time of time of sale, prices relating to the prevailing market prices or negotiated prices.

We may also sell Notes directly to investors. We will not pay commissions on Notes we sell directly.

The Agent, whether acting as agent or principal, may be deemed to be an “underwriter” within the meaning of the Securities Act. We have agreed to indemnify the Agent against certain liabilities, including liabilities under the Securities Act.

If the Agent sells Notes to dealers who resell to investors and the Agent pays the dealers all or part of the discount or commission it receives from us, those dealers may also be deemed to be “underwriters” within the meaning of the Securities Act.

The Agent is offering the Notes, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel, including the validity of the Notes, and other conditions contained in the distribution agreement, such as the receipt by the Agent of officers’ certificates and legal opinions. The Agent reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The Agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. See “Conflict of Interest” below.

The Agent is not acting as your fiduciary or advisor solely as a result of the offering of the Notes, and you should not rely upon any communication from the Agent in connection with the Notes as investment advice or a recommendation to purchase the Notes. You should make your own investment decision regarding the Notes after consulting with your legal, tax, and other advisors.

We expect to deliver the Notes against payment therefor in New York, New York on August 30, 2024, which will be the second scheduled business day following the initial pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the Notes occurs more than one business day from a pricing date, purchasers who wish to trade the Notes more than one business day prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Notes will be offered at a price equal to 100% of the Stated Principal Amount per Note until the initial pricing date. Thereafter, the Notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at market prices prevailing, at prices related to such prevailing prices or at negotiated prices, subject to a maximum price of 100% of the Stated Principal Amount per Note.
Jefferies LLC and any of our other broker-dealer subsidiaries may use this pricing supplement, the prospectus and the prospectus supplements for offers and sales in secondary market transactions and market-making transactions in the Notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. Our subsidiaries may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

Notice to Prospective Investors in the European Economic Area
This pricing supplement and the accompanying prospectus and prospectus supplement is not a prospectus for the purposes of Regulation (EU) 2017/1129 (the “Prospectus Regulation”). This pricing supplement and the accompanying prospectus and prospectus supplement have been prepared on the basis that any offer of Notes in any Member State of the European Economic Area (the “EEA”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“EEA Qualified Investors”).
Accordingly any person making or intending to make an offer in that Member State of Notes which are the subject of the offering contemplated in this pricing supplement and the accompanying prospectus and prospectus supplement may only do so with respect to EEA Qualified Investors. Neither the issuer nor the Agent have authorized, nor do they authorize, the making of any offer of Notes other than to EEA Qualified Investors.
PROHIBITION OF SALES TO EEA RETAIL INVESTORS -– The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. MiFID II product governance / Professional investors and ECPs only target market - Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (an “EU distributor”) should take into consideration the manufacturer’s target market assessment; however, an EU distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.
Notice to Prospective Investors in the United Kingdom
This pricing supplement and the accompanying prospectus and prospectus supplement is not a prospectus for the purposes of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020 (the “EUWA”) (the “UK Prospectus Regulation”). This pricing supplement and the accompanying prospectus and prospectus supplement have been prepared on the basis that any offer of Notes in the United Kingdom will only be made to a legal entity which is a qualified investor under the UK Prospectus Regulation (“UK Qualified Investors”). Accordingly any person making or intending to make an offer in the United Kingdom of Notes which are the subject of the offering contemplated in this pricing supplement and the accompanying prospectus and prospectus supplement may only do so with respect to UK Qualified Investors. Neither the issuers nor the Agent have authorized, nor do they authorize, the making of any offer of Notes other than to UK Qualified Investors.
PROHIBITION OF SALES TO UK RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, (a) a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law in the United Kingdom by virtue of the EUWA; or (ii) a customer within the meaning of the provisions of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law in the United Kingdom by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the EUWA and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently no key information document required by Regulation

(EU) No 1286/2014 as it forms part of domestic law in the United Kingdom by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.
UK MiFIR product governance / Professional investors and ECPs only target market - Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook, and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020 (“UK MiFIR”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “UK distributor”) should take into consideration the manufacturers’ target market assessment; however, a UK distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.
Other Regulatory Restrictions in the United Kingdom
Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the Notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to the issuer.
All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the Notes in, from or otherwise involving the United Kingdom.
The communication of this pricing supplement and the accompanying prospectus and prospectus supplement relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of Section 21 of the FSMA. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)) or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom the Notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement and the accompanying prospectus and prospectus supplement relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement and the accompanying prospectus and prospectus supplement or any of their contents.

CONFLICT OF INTEREST

Jefferies LLC, the broker-dealer subsidiary of Jefferies Group LLC, is a member of FINRA and will participate in the distribution of the Notes. Accordingly, the offering is subject to the provisions of FINRA Rule 5121 relating to conflicts of interests and will be conducted in accordance with the requirements of Rule 5121. Jefferies LLC will not confirm sales of the Notes to any account over which it exercises discretionary authority without the prior written specific approval of the customer.

LEGAL MATTERS

In the opinion of Sidley Austin LLP, as counsel to Jefferies Financial Group Inc., when the Notes offered by this pricing supplement have been executed and issued by Jefferies Financial Group Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of Jefferies Financial Group Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States and the laws of the State of New York as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated May 12, 2023, which has been filed as Exhibit 5.1 to Jefferies Financial Group Inc.’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on May 12, 2023.

EXPERTS

The financial statements of Jefferies Financial Group Inc. as of November 30, 2023 and 2022, and for each of the three years in the period ended November 30, 2023, incorporated by reference in this prospectus supplement from Jefferies Financial Group Inc.’s Annual Report on Form 10-K, and the effectiveness of the Jefferies Financial Group Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

$550,000
Jefferies Financial Group Inc.

Senior Callable Fixed-to-Floating Rate Notes due August 31, 2036
Based
on the Leveraged Difference Between
the 30-Year U.S. Dollar SOFR ICE Swap Rate®and the 2-Year
U.S. Dollar SOFR ICE
Swap Rate®

PRICING SUPPLEMENT

August 28, 2024